UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 22)*

                           FREQUENCY ELECTRONICS, INC.
                                (Name of Issuer)

                         Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                 358-010106
                               (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 5, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 13


CUSIP NO. 358-010106            SCHEDULE 13D                      Page 2 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                    BK CAPITAL PARTNERS III, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3091845
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN

------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 358-010106            SCHEDULE 13D                      Page 3 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  THE COMMON FUND

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              23-7037968
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             New York

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 358-010106            SCHEDULE 13D                      Page 4 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 358-010106            SCHEDULE 13D                      Page 5 of 13

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 358-010106            SCHEDULE 13D                      Page 6 of 13

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON                                   RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              ###-##-####
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                                -0-
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                           -0-

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    -0-

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 358-010106            SCHEDULE 13D                      Page 7 of 13

Item 1.  Security and Issuer
----------------------------

This Amendment No. 22 (the "Amendment") to Schedule 13D relates to shares of common stock, par value $1.00 (the "Common Stock") of Frequency Electronics, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 55 Charles Lindbergh Blvd., Mitchell Field, NY 11553. This Amendment is being filed because of certain dispositions of the Common Stock set forth in Item 5(c) below.

Item 2.  Identity and Background
--------------------------------

This Amendment is filed on behalf of BK Capital Partners III, L.P., a California limited partnership ("BK III"); The Common Fund for the account of its Equity Fund, a New York non-profit corporation ("The Common Fund"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons").

RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA        President & Chairman
President, Chairman   Suite 400                           RCBA L.P.
and Director          San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway     Managing Director
Managing Director     Suite 400                           RCBA L.P.
and Director          San Francisco, CA 94133

Jeffrey W. Ubben      909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Investments,
of Investments        San Francisco, CA 94133             RCBA L.P.

George F. Hamel, Jr.  909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Marketing,
of Marketing          San Francisco, CA 94133             RCBA L.P.



CUSIP NO. 358-010106            SCHEDULE 13D                      Page 8 of 13

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Marc T. Scholvinck    909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           and Chief Financial
and Chief Financial   San Francisco, CA 94133             Officer,
Officer                                                   RCBA, L.P.

Thomas L. Kempner     40 Wall Street           USA        Chairman, Loeb
Director              New York, NY 10005                  Partners Corporation,
                                                          Investment Banking
                                                          Business

BK III is a California limited partnership whose principal business is investing in securities. Its principal office is located at 909 Montgomery Street, Suite 400, San Francisco, CA 94133. RCBA L.P. is the sole general partner of BK III.

The Common Fund is a New York not-for-profit corporation principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The name, business address and present principal occupation of each of the trustees and executive officers of The Common Fund is as follows (all are United States citizens):

Trustees
--------
Paul J. Aslanian                            Robert D. Flanigan, Jr.
Vice President for Finance & Planning       Vice President for Business and
Swarthmore College                             Financial Affairs & Treasurer
500 College Avenue                          Spelman College
Swarthmore, PA 19081-1397                   350 Spelman Lane, S.W., Box 589
                                            Atlanta, GA 30314-4399
Robert L. Bovinette
President                                   Caspa L. Harris, Jr.
The Common Fund                             Consultant and Attorney
450 Post Road East                          39109 John Wolford Road
Westport, CT 06881                          Waterford, VA 20197

John B. Carroll                             Norman G. Herbert
President                                   Associate Vice President
GTE Investment Management Corp.                & Treasurer
Tresser Boulevard                           University of Michigan
Seventh Floor                               5032 Fleming Administration Bldg.
Stamford, CT 06901                          Ann Arbor, MI 48109-1340

Mayree C. Clark
Managing Director, Global Research
Morgan Stanley & Co., Inc.
1251 Avenue of the Americas
New York, NY 10020


CUSIP NO. 358-010106            SCHEDULE 13D                      Page 9 of 13

William C. Hromadka                         Robert D. Pavey
Treasurer and Assoc Sr Vice President       General Partner
University of Southern California           Morgenthaler Ventures
University Park, Treasurer's Office         629 Euclid Avenue, Suite 700
BKS 402 - Bookstore Building                Cleveland, OH 44114
Los Angeles, CA 90089-2541
                                            Andre F. Perold
David M. Lascell                            Sylvan C. Coleman Professor
Partner                                        of Financial Management
Hallenbeck, Lascell, Norris & Zorn          Harvard University Graduate School
One Exchange Street                            of Business
Rochester, NY 14614-1403                    Morgan Hall, 367, Soldiers Field
                                            Boston, MA 02163
John T. Leatham
Chairman and Chief Executive Officer        Robert S. Salomon, Jr.
Security Health Providers, Inc.             Principal
Drake Oak Brook Plaza                       STI Management LLC
2215 York Road, Suite 206                   36 Flying Cloud Road
Oak Brook, IL 60521                         Stamford, CT 06902

David J. Meagher                            William T. Spitz
Vice President for Finance & Treasurer      Treasurer
Loyola University of Chicago                Vanderbilt University
840 North Wabash                            102 Alumni Hall
Chicago, IL 60611                           Nashville, TN 37240-0159

Louis W. Moelchert
Vice President for Business
   and Finance
University of Richmond
Campus Drive, Room 202
Maryland Hall
Richmond, VA 23173

The executive officers of The Common Fund who are not Trustees are as follows (the business address for each person is The Common Fund, 450 Post Road East, Westport, CT 06881-0909):

Todd E. Petzel                              Curt R. Tobey
Executive Vice President                    Senior Vice President
   and Chief Investment Officer
                                            William P. Miller III
John S. Griswold, Jr.                       Senior Vice President and
Senior Vice President                        Independent Risk Oversight Officer

Maria L.C. Tapia                            Marita Wein
Senior Vice President                       Vice President and Secretary

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or


CUSIP NO. 358-010106            SCHEDULE 13D                     Page 10 of 13

administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

Not applicable.

Item 4.  Purpose of Transaction
-------------------------------

The Reporting Persons disposed of all of their Common Stock between April 30, 1997 and May 7, 1997.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a) After taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:

Shares of Common Stock                            Percentage
Name                          Stock Owned           Owned
----------------------    -------------------    -----------

BK III                            -0-                 0%
The Common Fund                   -0-                 0%
                                 -----               ---
Total                             -0-                 0%
                                 =====               ===

(b)  Not applicable.

(c) During the last 60 days, the Reporting Persons sold the following shares of Common Stock in the open market:

Name                  Trade Date   Shares    Price/Share
-------------------   ----------   -------   -----------

BK III                04-30-97         300       9.88
                      05-01-97       3,000      10.17
                      05-02-97       1,400       9.63
                      05-05-97       4,000      10.13
                      05-05-97       5,300       9.88
                      05-05-97       4,000      10.02
                      05-07-97      76,300       9.56
(continued)


CUSIP NO. 358-010106            SCHEDULE 13D                     Page 11 of 13

Name                  Trade Date   Shares    Price/Share
-------------------   ----------   -------   -----------

The Common Fund       04-30-97         700       9.88
                      05-01-97      12,000      10.17
                      05-02-97       6,700       9.63
                      05-05-97      24,700       9.88
                      05-05-97      16,000      10.13
                      05-05-97      16,000      10.02
                      05-07-97     407,950       9.56

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

None.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A       Joint Filing Undertaking.


CUSIP NO. 358-010106            SCHEDULE 13D                     Page 12 of 13

                                  SIGNATURES

After reasonable inquiry and to the best or our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 1997

RICHARD C. BLUM & ASSOCIATES, L.P.     RICHARD C. BLUM & ASSOCIATES, INC.

By  /s/ Marc T. Scholvinck              By  /s/ Marc T. Scholvinck
    -------------------------------        -----------------------------------
    Marc T. Scholvinck                     Marc T. Scholvinck
    Managing Director and                  Managing Director and
    Chief Financial Officer                Chief Financial Officer

BK CAPITAL PARTNERS III, L.P.           /s/ Marc T. Scholvinck
                                        --------------------------------------
By  Richard C. Blum & Associates,       RICHARD C. BLUM
    L.P., its General Partner
                                        By  Marc T. Scholvinck,
    By  /s/ Marc T. Scholvinck              Attorney-in-Fact
        --------------------------
        Marc T. Scholvinck,
        Managing Director and
        Chief Financial Officer

THE COMMON FUND

By  Richard C. Blum & Associates, L.P.,
    its Investment Advisor

    By  /s/ Marc T. Scholvinck
        -------------------------------
        Marc T. Scholvinck,
        Managing Director and
        Chief Financial Officer


CUSIP NO. 358-010106            SCHEDULE 13D                     Page 13 of 13

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  May 8, 1997

RICHARD C. BLUM & ASSOCIATES, L.P.     RICHARD C. BLUM & ASSOCIATES, INC.

By  /s/ Marc T. Scholvinck              By  /s/ Marc T. Scholvinck
    -------------------------------        -----------------------------------
    Marc T. Scholvinck                     Marc T. Scholvinck
    Managing Director and                  Managing Director and
    Chief Financial Officer                Chief Financial Officer

BK CAPITAL PARTNERS III, L.P.           /s/ Marc T. Scholvinck
                                        --------------------------------------
By  Richard C. Blum & Associates,       RICHARD C. BLUM
    L.P., its General Partner
                                        By  Marc T. Scholvinck,
    By  /s/ Marc T. Scholvinck              Attorney-in-Fact
        --------------------------
        Marc T. Scholvinck,
        Managing Director and
        Chief Financial Officer

THE COMMON FUND

By  Richard C. Blum & Associates, L.P.,
    its Investment Advisor

    By  /s/ Marc T. Scholvinck
        -------------------------------
        Marc T. Scholvinck,
        Managing Director and
        Chief Financial Officer